PINE VALLEY COMPLETES ROYAL BANK FINANCING

VANCOUVER, BRITISH COLUMBIA, September 19, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has completed several debt financing initiatives. These include:

1.	the establishment of a revolving working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”). The Bank’s facility is secured by all the assets of the Company with first position on receivables and inventory. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly;

2.	the prepayment, in full, of the outstanding principal and interest owed to Marubeni Corporation (“Marubeni”). The total amount repaid to Marubeni was US$5,313,220, in consideration for which Marubeni has released its security interest in the Company’s assets; and

3.	the extension of the due date for repayment of the debt financing provided to the Company by Rockside for 10 weeks from November 29, 2005 to February 6, 2006. The Company currently has US$8.85 million due under this facility, bearing interest at the rate of 10% per annum. In addition, under the terms of the original agreement with Rockside, as amended on December 30, 2004, the Company has issued or will issue shares equivalent to 10% of the initial principal amount (US$3,750,000) and 1% per five week period of the second tranche advanced (US$5,100,000) to a maximum of 10%. The terms of the current extension to the debt financing provide only for interest to be paid, for the period from November 29, 2005 to February 6, 2006, at a rate of 12% per annum with no bonus shares being issued.

Rockside continues to hold its security on all the Company’s assets under a security agreement in its favour dated November 26, 2004, and has now, under an intercreditor agreement, agreed with the Bank to certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement was entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank.

The additional funds available to the Company under Royal Bank’s credit facility will be used to provide working capital as the Company continues to increase production levels upon completion of its coal preparation plant. The coal preparation plant is expected to begin commissioning at the end of September and its completion will allow the Company to start mining its coking coal seams at the Willow Creek Mine near Chetwynd, British Columbia.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.